Exhibit 1.

Alpha Pro Tech

L T D.

ALPHA PRO TECH, LTD. ANNOUNCES RECORD REVENUE FOR THE FOURTH QUARTER
 AND FULL-YEAR PERIOD ENDED DECEMBER 31, 2006

•                  20% Increase in Annual Net Revenue to Record $37.3 Million

•                  50% Increase in Quarterly Net Revenue to Record $10.5 Million

•                  Net Income in Year of $3.7 Million or $0.15 EPS vs. $2.5 Million or $0.10 EPS

•                  Net Income in Quarter of $1.1 Million or $0.04 EPS vs. $310,000 or $0.01 EPS

•                  49% Growth in Engineered Product Sales for the Quarter; 65% Increase for the Year

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona — March 8, 2007, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the fourth quarter and full-year period ended December 31, 2006. The results are in-line with the expectations announced February 15th.

Consolidated sales for the fourth quarter ended December 31, 2006 increased 50.1% to a record $10.5 million from $7.0 million in the comparable 2005 quarter. The increase was primarily due to a significant increase in disposable protective apparel products, and an increase in engineered products construction supply weatherization products, and infection control product sales, partially offset by a decrease in extended care product sales. Sales for the Disposable Protective Apparel segment for the quarter increased 73.8% to $6.4 million compared to $3.7 million for the same period of 2005. We expect continued growth in 2007 due to the market acceptance of our new ComforTech® line of products and our efforts to expand the distribution network. Infection Control segment sales for the quarter increased 25.8% to $2.0 million compared to $1.6 million for the same period of 2005. Mask sales in this segment, especially sales of the N-95 NIOSH approved respirator mask, continued the trend of sales growth throughout 2006, as concerns about Avian Flu have not abated.  Engineered Products segment sales for the quarter increased 49.2% to $1.8 million compared to $1.2 million for the same period of 2005.

Al Millar, President of Alpha Pro Tech commented, “In just two years, our Engineered Products segment has grown from a true startup to a strong driver of our consolidated top and bottom line results, contributing 20.8% of our net sales. This segment posted 65.1% sales growth for the year, and we believe our decision to move forward on a non-exclusive basis with our distributor will enable us to maintain this growth rate as we add to our distribution channels. Due to this change in distribution channel strategy, we anticipate that our sales will likely be affected in the early part of 2007, but the full-year 2007 should have a rate of growth similar to that realized in 2006.  The latest product in this segment is the state-of-the-art REX SynFelt™ synthetic roof underlayment, which will add depth to our current product offering representing an attractive opportunity for our distributors.  Our apparel segment recovered from a slow first quarter of the year to report positive annual growth, supported by the successful introduction of our ComforTech® line and the pending launch of our ComforTech® Sterile™ product.  Today, Alpha Pro Tech has the most comprehensive and sophisticated line of products in its history, and as we round out our distribution channels we are well positioned for continued growth in 2007 and beyond.  Our game plan is to show overall growth for the Company of at least 20% in 2007.”

Gross profit increased by 59.2% to a record $5.0 million for the quarter, or 47.0% gross profit margin, from $3.1 million, or 44.3% gross profit margin, for the same period in 2005. Gross profit margin on the Engineered Products segment improved in each of the four quarters of 2006 and is expected to continue to improve into 2007.

Selling, general and administrative expenses increased by 23.2% to $3.1 million for the quarter from $2.5 million for the same quarter last year. Despite the actual increase in operating expenses, operating expenses as a percentage of revenue decreased to 29.3% from 35.7%, year-over-year.

Income from operations increased by 266.7%, to $1.8 million for the quarter as compared to income from operations of $478,000 for the quarter ended December 31, 2005.

Net income for the quarter was $1.1 million compared to net income of $309,000 for the quarter ended December 31, 2005. Basic and diluted income per share for the quarter was $0.04, based on 25.3 million fully diluted shares, compared to basic and fully diluted earnings per share of $0.01, based on 25.5 million fully diluted shares, for the fourth quarter last year.

Mr. Millar added, “For the year, strong sales across all of our core segments resulted in a record year of revenue and profitability for Alpha Pro Tech. We continue to carefully manage our pricing structure, which has allowed us to maintain and slightly expand margins across our businesses, and manage expenses, leading to a reduction of our selling, general and administrative expenses as a percent of revenue.”

For the full-year period ended December 31, 2006, consolidated sales increased 20.1% to $37.3 million from $31.1 million for the year ended December 31, 2005 due to increased sales of engineered products construction supply weatherization products, disposable protective apparel products and infection control segment sales. The Engineered Products segment sales for the year increased 65.1% to $7.8 million from $4.7 million in the 2005 period.  Sales for the Disposable Protective Apparel segment for the year were $21.2 million, an increase of 8.9% from the $19.4 million for the prior year, helped by an increase of sales in the second half of the year. Infection Control segment sales for the year increased 35.2% to $6.9 million from $5.1 million in the same period of 2005 due in large part to sales of our N-95 NIOSH approved Respirator mask.

Gross profit increased 22.4% to $17.3 million, or 46.4% gross profit margin for the 2006 year compared to gross profit of $14.1 million, or 45.5% gross profit margin, for 2005.  Selling, general and administrative expenses increased 11.7% to $10.9 million, or 29.3% of sales, for the year from $9.8 million, or 31.5% of sales, for the prior year.  We believe that as our sales grow, our expenses will continue to decrease as a percentage of sales.

Income from operations for 2006 increased 54.0% to $5.9 million from $3.9 million for the prior-year period.  Net income for the year was $3.7 million, or $0.15 per basic and fully diluted share (based on

25.1 million shares) compared to net income of $2.4 million, or $0.10 per basic and fully diluted (based on 25.2 million shares) for the comparable prior-year period.

The balance sheet continued to remain strong with a current ratio of 8.3 to 1 on December 31, 2006. The Company completed the quarter with cash and cash equivalents of $1.8 million and working capital of $19.6 million.  Additionally at year end, the Company reported no outstanding debt, maintains an unused $3.5 million credit facility and shareholders’ equity improved to $23.5 million from $18.6 million on December 31, 2005. Inventories on December 31, 2006 totaled $12.7 million and were up $2.1 million or 19.8% compared to inventories as of December 31, 2005. The increase is primarily attributable to an increase of $2.2 million in inventory for the Engineered Product segment.

Lloyd Hoffman, Chief Financial Officer commented, “Although our Engineered Products segment inventory of $6.8 million has increased in 2006, the number of months of sales in inventory has decreased slightly from 2005.  We expect through sales growth that the number of months of sales in inventory in this segment will be reduced during 2007.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Ltd. is a leader in protecting environments. Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets.  In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India.  For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based

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-tables follow-

Alpha Pro Tech, Ltd

Consolidated Income Statement

	Three Months Ended		Fiscal Year Ended
	December 31		December 31
	2006	2005	2006	2005

Net sales	$10,536,000	$7,017,000	$37,338,000	$31,095,000

Cost of goods sold, excluding depreciation and amortization shown below	5,585,000	3,908,000	20,018,000	16,948,000

Gross profit	4,951,000	3,109,000	17,320,000	14,147,000

Expenses:
Selling, general and administrative	3,090,000	2,507,000	10,939,000	9,796,000
Depreciation and amortization	108,000	124,000	448,000	499,000

Income from operations	1,753,000	478,000	5,933,000	3,852,000

Other income
Equity in income (loss) of unconsolidated affiliates	44,000	(16,000)	60,000	(16,000)
Interest, net	14,000	0	36,000	24,000

Income before provision for income taxes	1,811,000	462,000	6,029,000	3,860,000

Provision for income taxes	729,000	153,000	2,290,000	1,410,000

Net income	$1,082,000	$309,000	$3,739,000	$2,450,000

Basic income per share	$0.04	$0.01	$0.15	$0.10

Diluted income per share	$0.04	$0.01	$0.15	$0.10

Basic weighted average shares outstanding	24,284,451	23,731,350	24,141,535	23,684,229

Diluted weighted average shares outstanding	25,338,329	25,522,533	25,129,198	25,247,236

BALANCE SHEET HIGHLIGHTS

	December 31st 2006	December 31st 2005
Cash	$1,837,000	$1,163,000
Total Current Assets	$22,297,000	$16,874,000
Net Property and Equipment	$3,355,000	$3,389,000
Total Assets	$26,852,000	$21,871,000
Total Current Liabilities	$2,679,000	$2,576,000
Total Liabilities	$3,372,000	$3,228,000
Shareholder’s Equity	$23,480,000	$18,643,000
Total Liabilities and Equity	$26,852,000	$21,871,000